Kid Castle Educational Corporation

370 Amapola Ave, #200A

Torrance, CA 90501

January 7, 2021

            Re:      Kid Castle Educational Corporation

Amendment No. 4 to Registration Statement on Form 10

Filed December 16, 2020

File No. 000-56174

To whom it may concern:

Please see the answer to your comments below.

Form 10-12G filed December 16, 2020

Amended Registration Statement on Form 10

Business, page 5

1.      We note your response to prior comment 1 and are unable locate your revisions in your filing. Please revise your filing to provide the requested information regarding the Community Economic Development Capital and GiveMePower transactions, for example, by including in your filing the relevant contents of your response letter. In addition, please file all material agreements related to these transactions, or tell us why you are not required to do so.

This has been revised and updated on the filing. Copies of the relevant agreements have also been uploaded alongside the updated filing that included the information below.

On September 15, 2020, Kid Castle Educational Corporation (the “Company”) entered into a stock purchase agreement with Video River Networks, Inc., a corporation controlled by Goldstein Franklin, Inc., which is controlled by our President and CEO with respect to the private placement of 900,000 shares of its preferred stock at a purchase price of $3 in cash and a transfer of 100% interest in, and control of Community Economic Development Capital, LLC (a California Limited Liability Company).   All four companies, Kid Castle, Goldstein Franklin, Video River Networks and Community Economic Development Capital are controlled by our CEO, Mr. Frank I Igwealor.

On September 16, 2020, Kid Castle bought 1,000,000 shares of GiveMePower Corporation’s preferred stock in exchange for $3 and 100% of interest in CED Capital.  Each of GiveMePower’s preferred shares is convertible to 1,000,000 of GiveMePower Common Stock.  As at September 16, 2020, GiveMePower had 27,724,687 of its Common Stock issued and outstanding.  In addition, Goldstein Franklin own one (1) Special 2019 series A preferred share of GiveMePower, which is convertible to 100,000,000 shares of GiveMePower Common Stock. This resulted in Kid Castle holding on an “if converted basis” of 88.67% voting power as shown in the schedule below:

GiveMePower Capitalization Table
	Preferred	If Converted	% of Ownership
Kid Castle	1,000,000	1,000,000,000	88.67%
Goldstein Franklin	1	100,000,000	8.87%
Common Stock outstanding		27,724,687	2.46%
	Total	1,127,724,687	100.00%

All shares issued in these transactions are RESTRICTED and could not be sold or re-sold without registration.

General

2.      We note your response to prior comment 5; however, spin-off transactions may take a variety of different forms. As such, please revise to describe in detail, as previously requested, the spin-off of shares to the shareholders of Cannabinoid Biosciences, Inc. If you are unable to provide a detailed legal and factual analysis of the transaction, please tell us why. In this regard, we note for example that you have not explained how shares were apportioned to the shareholders of Cannabinoid, whether shareholders paid additional consideration, whether you relied on an exemption and upon what basis, who the significant shareholders of Cannabinoid were following the spin-off, and other relevant factual and legal matters necessary to understand the transaction. The subsequent sale of Cannabinoid to the company is also described in insufficient detail. Please revise accordingly. In addition, please file all material agreements related to these transactions, or tell us why you are not required to do so. Refer to Staff Legal Bulletin No. 4.

On October 21, 2019, pursuant to a stock purchase agreement dated October 2, 2019, Cannabinoid Biosciences, Inc., a California corporation, purchased one (1) million shares of its preferred shares (one preferred share is convertible 1,000 share of common stocks) of the Company, representing  97.82% of our total issued and outstanding voting shares of common stock and preferred stock. Simultaneously with the purchase, the officers and directors of the Company resigned. Frank I Igwealor, Chairman and CEO, Secretary, Treasurer, and Director; Patience C Ogbozor, Director; and Dr. Solomon SK Mbagwu, MD, Director, were elected to replace them. Following the share sales to Cannabinoid Biosciences, Inc., the purchaser converted 900,000 of the preferred shares for 900,000,000 shares of the Company's current outstanding shares of common stock.

After the closing of the transaction, Cannabinoid Biosciences, Inc.’s board voted, on December 19, 2019, to spin the shares out to its shareholders.  Cannabinoid Biosciences, Inc. itself was then sold to the Company to become its operating subsidiary.  The Company bought 96% of outstanding shares of voting common stocks of Cannabinoid Biosciences, Inc. for $1.00.

Following the spin, the board of CBDZ resolved to distribute 500 million of the 900 million shares converted to its shareholders.  The board resolved to return hold the remainder 400 million back to KDCE at a future date, for KDCE to use for all stock acquisitions.  These 400 million shares are treated as treasury stock and does not exercise any voting powers.

The 500 million shares were distributed in reliance  upon the exemption provisions of Regulation 506 of the Securities Act of 1933, to shareholders of CBDZ based on number of CBDZ Common Stock each shareholder held.  No shareholder paid any money for the shares distributed.  The distribution was a book-entry, cashless transaction.

SHAREHOLDERS were advised that the KDCE Shares they would receive have not been and when issued, will not be registered under the Securities Act of 1933, as amended, or the securities laws of any state of the United States and that in issuing and selling the KDCE shares to SHAREHOLDERS pursuant hereto, KDCE is relying upon the exemption provisions of Regulation 506 of the Securities Act of 1933.  Resales of the KDCE Shares may only be made pursuant to an effective registration statement or the availability of an exemption from registration.  All certificates evidencing the KDCE Shares shall bear a restrictive legend in substantially the following form:

The securities evidenced hereby have not been registered under the Securities Act of 1933, as amended, nor any other applicable securities act (the “Acts”), and may not be sold, transferred, assigned, pledged or otherwise distributed, unless there is an effective registration statement under such Acts covering such securities or the Company receives an opinion of counsel for the holder of these securities (concurred on by counsel for the Company) stating that such sale, transfer, assignment, pledge or distribution is exempt from or in compliance with the registration and prospectus delivery requirements of such Acts.

The 500 million was distributed pro-rata to all shareholders of record after certain promised KDCE stock bonuses has been paid to CBDZ Regulation A+ Offering participants.  CBDZ had promised its Regulation A+ Offering participant shareholders of KDCE stock bonuses of 40 shares for each share of CBDZ held.

Thus, the company first distributed (book-issued) to its Regulation A+ Offering participant shareholders, 40 shares of KDCE Common stock for each share of CBDZ Common stock each person held.  The Company used a total of 9,977,960 shares of KDCE Common Stock to fulfill the promise to its Regulation A+ Offering participant shareholders.

After the bonus shares distribution to CBDZ ‘s Regulation A+ Offering participant shareholders, the Company distributed the remaining 490,022,040 shares of KDCE Common Stock on a pro-rata basis based on the number of CBDZ shares held.  Detailed schedule of the distribution is shown below:

Cannabinoid Biosciences, Inc.
Capitalization Summary
Authorized Shares (Common):	1,000,000,000
Issued and Outstanding:	21,949,449

KDCE shares converted available		500,000,000
Name	Common Stock	KDCE Shares	Percentage of Fully Diluted CBDZ Common stock owned	Percentage of Fully Diluted KDCE Shares
Cannabinoid Biosciences, Inc.		500,000,000		48.91%
Reg. A+ Investors Bonus (40 shares for 1 CBDZ share held)	249,449	9,977,960	1.14%	1.91%

Remainder distributed equally on a pro-rata basis		490,022,040

Regulation A+ Investors	249,449	5,568,956	1.14%	1.07%

Goldstein Franklin Inc	10,000,000	223,250,269	45.56%	42.74%
Poverty Solutions Inc	1,200,000	26,790,032	5.47%	5.13%
Mr. Frank I Igwealor	2,000,000	44,650,054	9.11%	8.55%
Ms. Patience C Ogbozor	1,000,000	22,325,027	4.56%	4.27%
Dr. Solomon Mbagwu, MD	5,200,000	116,090,140	23.69%	22.23%
Mr. Emy Mbagwu	200,000	4,465,005	0.91%	0.85%
Ms. Jovita Mbagwu	200,000	4,465,005	0.91%	0.85%
Mr. Kareem Davis	600,000	13,395,016	2.73%	2.56%
Mr. Azuka Uzoh, Esq.	700,000	15,627,519	3.19%	2.99%
Ms. Augustina O Onwubuya	200,000	4,465,005	0.91%	0.85%
Mr. James Hunter	200,000	4,465,005	0.91%	0.85%
Mr. Ambi Nwokeabia	200,000	4,465,005	0.91%	0.85%
Total	21,949,449	500,000,000	100.00%	95.73%

Old shareholders of KDCE		22,324,706		4.27%
Regulation A+ Investors Distribution to Reg A+ participants	249,449	15,546,916	1.14%	2.98%
Total shares distributed to officers and directors	18,200,000	406,315,490	82.92%	77.79%

As shown in the schedule above, prior to the October 21, transaction, the Officers and Directors of CBDZ controlled 82% of the voting shares of CBDZ.  However, subsequent to the acquisition and distribution, the voting power of the Regulation A+ Investors/shareholders increased from 1.14% to 2.98%, which the voting power of other CBDZ shareholders decreased.  The reason for the increase in the Regulation A+ Investors/shareholders was because of the bonus shares.

The significant shareholders of CBDZ became the significant shareholders of KDCE.  The directors and officers of CBDZ also assumed similar positions in KDCE and also has 77.79 %  voting control of KDCE.

We believe that it is necessary to register the shares for Cannabinoid shareholders prior to making distribution of physical shares (we do not want the shareholders to go through the hassle of removing legend from restricted stock).  The shares distributed to Cannabinoid shareholders were currently “book-issued” only.  Prior to distributing physical share certificates, we plan to register the share through Form S-1 along the way to our Nasdaq uplisting.

We have revised our filing to show how the shares of Kid Castle were spin/distributed to CDBZ shareholders.   We have also uploaded all agreements related to the share distribution, and the securities purchase agreements for CBDZ-to-KDCE, KDCE-to-NIHK, and GMPW-to-KDCE.

Please contact me at kidcastlecorp@gmail.com with further inquiries.

Sincerely,

/s/ Frank I Igwealor

Frank I Igwealor

President and Chief Executive Officer

Kid Castle Educational Corporation